SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Holly Energy Partners, L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
435763 10 7
(CUSIP Number)
Denise C. McWatters
Vice President, General Counsel and Secretary
Holly Energy Partners, L.P.
100 Crescent Court, Suite 1600
Dallas, Texas 75201
Tel: (214) 871-3555
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 4, 2011
(Date of Event Which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Common Unit CUSIP No.	435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Holly Corporation 75-1056913

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		72,503 Common Units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,217,497 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		72,503 Common Units

WITH	10	SHARED DISPOSITIVE POWER

7,217,497 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

7,290,000 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33% of Common Units

14	TYPE OF REPORTING PERSON

CO — corporation
(1) Certain indirect wholly owned subsidiaries of Holly Corporation, including Navajo Pipeline Co., L.P. and Holly Logistics Limited LLC, are the record owners of 7,217,497 of these Common Units.

Common Unit CUSIP No.	435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Holdings, Inc. 85-0284908

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New Mexico, United States

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,127,440 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER

7,127,440 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

7,127,440 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.3% of Common Units

14	TYPE OF REPORTING PERSON

CO — corporation
(1) Navajo Pipeline Co., L.P. and Holly Logistics Limited LLC are the record owners of these Common Units.

Common Unit CUSIP No.	435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Pipeline GP, L.L.C. 52-2364943

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,127,440 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER

7,127,440 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

7,127,440 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.3% of Common Units

14	TYPE OF REPORTING PERSON

OO — limited liability company
(1) Navajo Pipeline Co., L.P. and Holly Logistics Limited LLC are the record owners of these Common Units.

Common Unit CUSIP No.	435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Pipeline LP, L.L.C. 85-0484420

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,127,440 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER

7,127,440 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

7,127,440 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.3% of Common Units

14	TYPE OF REPORTING PERSON

OO — limited liability company
(1) Navajo Pipeline Co., L.P. and Holly Logistics Limited LLC are the record owners of these Common Units.

Common Unit CUSIP No.	435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Pipeline Co., L.P. 75-1611333

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,127,440 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER

7,127,440 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

7,127,440 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.3% of Common Units

14	TYPE OF REPORTING PERSON

PN — partnership
(1) Holly Logistics Limited LLC is the record owner of 7,000,000 of these Common Units.

Common Unit CUSIP No.	435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Holly Logistic Services, L.L.C. 05-0593172

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,000,000 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER

7,000,000 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

7,000,000 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.7% of Common Units

14	TYPE OF REPORTING PERSON

OO — limited liability company
(1) Holly Logistics Limited LLC is the record owner of these Common Units.

Common Unit CUSIP No.	435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Holly Logistics Limited LLC 27-4289116

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,000,000 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER

7,000,000 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

7,000,000 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.7% of Common Units

14	TYPE OF REPORTING PERSON

OO — limited liability company

AMENDMENT NO. 2 TO SCHEDULE 13D
This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to the common units representing limited partner interests (the “Common Units”) of Holly Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), and amends the Schedule 13D filed with the Securities and Exchange Commission on August 28, 2009, as amended by the Amendment No. 1 thereto filed on January 14, 2011, by Holly Corporation, Navajo Holdings, Inc., Navajo Pipeline GP, L.L.C., Navajo Pipeline LP, L.L.C., Navajo Pipeline Co., L.P., Holly Logistic Services, L.L.C., Holly Logistics Limited LLC and HEP Logistics Holdings, L.P.
Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items which are reported are deemed to amend and restate the corresponding items in the Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.
Item 1. Security and Issuer
Item 2. Identity and Background
Sub-Items (a) and (c) of Item 2 of the Schedule 13D are hereby amended and restated in their entirety as follows:
(a)	Name of Persons Filing this Statement:
(1)	Holly Corporation, a Delaware corporation (“Holly”), is the parent of Navajo Holdings, Inc., a New Mexico corporation (“Navajo Holdings”), Navajo Pipeline GP, L.L.C., a Delaware limited liability company (“Navajo Pipeline GP”), Navajo Pipeline LP, L.L.C., a Delaware limited liability company (“Navajo Pipeline LP”), Navajo Pipeline, Co., L.P., a Delaware limited partnership (“Navajo”), Holly Logistic Services, L.L.C., a Delaware limited liability company (“HLS”) and Holly Logistics Limited LLC, a Delaware limited liability company (“HLL”).

(2)	Navajo Holdings is a wholly owned subsidiary of Holly.

(3)	Navajo Pipeline GP is a wholly owned subsidiary of Navajo Holdings.

(4)	Navajo Pipeline LP is a wholly owned subsidiary of Navajo Holdings.

(5)	Navajo has one general and limited partner, which are Navajo Pipeline GP and Navajo Pipeline LP, respectively.

(6)	HLS is a wholly owned subsidiary of Navajo.

(7)	HLL (collectively with Holly, Navajo Holdings, Navajo Pipeline GP, Navajo Pipeline LP, Navajo and HLS, the “Reporting Persons”) is a wholly owned subsidiary of HLS.

The Reporting Persons, other than HLL, and HEP Logistics Holdings, L.P., a Delaware limited partnership (the “General Partner”), previously entered into a Joint Filing Agreement, dated August 28, 2009, a copy of which is incorporated by reference to this Schedule 13D as Exhibit 99.1 (which is hereby incorporated by reference), and the Reporting Persons have entered into an amendment to the Joint Filing Agreement, dated January 13, 2011, a copy of which is incorporated by reference to this Schedule 13D as Exhibit 99.2 (which is hereby incorporated by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

(c)	Present Principal Occupation or Principal Business:
(1)	The principal business of Holly is to act as a holding company whose assets consist of direct and indirect ownership interests in, and whose business is conducted substantially through, its subsidiaries.

(2)	The principal business of Navajo Holdings is to act as a holding company whose assets consist of direct and indirect ownership interests in, and whose business is conducted substantially through, its subsidiaries.

(3)	The principal business of Navajo Pipeline GP is to serve as the general partner of Navajo.

(4)	The principal business of Navajo Pipeline LP is to serve as the limited partner of Navajo.

(5)	The principal business of Navajo is to own all of the membership interests in HLS and serve as the limited partner of the General Partner.

(6)	The principal business of HLS is to serve as the general partner of the General Partner, and as the sole member of HLL.

(7)	The principal business of HLL is to own Common Units in the Issuer. The principal business of the Issuer is the operation (through its subsidiaries) of oil and gas refined product and crude oil pipelines.

     Pursuant to Instruction C to Schedule 13D of the Act, information regarding the directors and executive officers of Holly, Navajo Holdings and HLS (the “Listed Persons”) are as follows:
Holly Corporation:

				Percent of
				Common
			Common Units	Units
		Principal	Beneficially	Beneficially
Name	Position	Occupation/Business	Owned	Owned
Matthew P. Clifton	Chairman of the Board and Chief Executive Officer	Executive Officer of Holly and its affiliates	85,263	0.4
David L. Lamp	President	Executive Officer of Holly and its affiliates	0	*
Bruce R. Shaw	Senior Vice President and Chief Financial Officer	Executive Officer of Holly and its affiliates	9,134	*
George J. Damiris	Senior Vice President, Supply and Marketing	Executive Officer of Holly and its affiliates	0	*
Denise C. McWatters	Vice President, General Counsel and Secretary	Executive Officer of Holly and its affiliates	4,255(1)	*
Robert G. McKenzie	Director	Financial Consultant	0	*
Jack P. Reid	Director	Retired	4,400(2)	*
Paul T. Stoffel	Director	Chairman of Triple S Capital Corp. and Paul Stoffel Investments	0	*
Buford P. Berry	Director	Of Counsel, Thompson & Knight L.L.P.	0	*
Leldon E. Echols	Director	Private Investor	0	*
Tommy A. Valenta	Director	Retired	0	*

*	Less than 0.1%
Navajo Holdings, Inc.

				Percent of
				Common
			Common Units	Units
		Principal	Beneficially	Beneficially
Name	Position	Occupation/Business	Owned	Owned
Matthew P. Clifton	Chief Executive Officer and Director	Executive Officer of Holly and its affiliates	85,263	0.4
Bruce R. Shaw	Senior Vice President, Chief Financial Officer and Director	Executive Officer of Holly and its affiliates	9,134	*
Denise C. McWatters	Vice President, General Counsel, Secretary and Director	Executive Officer of Holly and its affiliates	4,255(1)	*

*	Less than 0.1%

Holly Logistic Services, L.L.C.

				Percent of
				Common
			Common Units	Units
		Principal	Beneficially	Beneficially
Name	Position	Occupation/Business	Owned	Owned
Matthew P. Clifton	Chairman of the Board and Chief Executive Officer	Executive Officer of Holly and its affiliates	85,263	0.4
David G. Blair	President	Executive Officer of HLS	16,064	0.1
Bruce R. Shaw	Senior Vice President and Chief Financial Officer	Executive Officer of Holly and its affiliates	9,134	*
Mark T. Cunningham	Vice President, Operations	Executive Officer of HLS	9,878	*
Denise C. McWatters	Vice President, General Counsel and Secretary	Executive Officer of Holly and its affiliates	4,255(1)	*
P. Dean Ridenour	Director	Retired	30,570	0.1
Charles M. Darling, IV	Director	President of DQ Holdings, L.L.C.	19,586(3)	0.1
William J. Gray	Director	Private Consultant	6,785	*
Jerry W. Pinkerton	Director	Retired	8,386	*
William P. Stengel	Director	Retired	7,816(4)	*

*	Less than 0.1%

(1)	Mrs. McWatters shares voting and disposition power over 2,000 of these Common Units, which Common Units are owned by her husband. Mrs. McWatters’ husband also has the right to receive distributions from, and the proceeds from the sale of, these Common Units.

(2)	Mr. Reid holds a 18.05999% limited partner interest and a 0.5% general partner interest in the Reid Family Limited Partnership and Mr. Reid’s wife holds a 18.05999% limited partner interest and a 0.5% general partner interest in the Reid Family Limited Partnership, which owns these Common Units; therefore, as general partners of the Reid Family Limited Partnership, Mr. Reid shares voting and disposition power over these Common Units with his wife. As general partners of the Reid Family Limited Partnership, Mr. Reid and his wife have the power to direct the receipt of distributions from, and the proceeds from the sale of, these Common Units. Mr. Reid disclaims beneficial ownership of Common Units held by the Reid Family Limited Partnership except to the extent of his pecuniary interest therein.

(3)	Mr. Darling owns a 50% interest in, and is the general manager of, DQ Holdings, L.L.C., which owns 11,200 of these Common Units. As an owner and general manager of DQ Holdings, L.L.C., Mr. Darling shares voting and disposition power over these Common Units. As an owner and general manager of DQ Holdings, L.L.C., Mr. Darling has the power to direct the receipt of distributions from, and the proceeds from the sale of, these Common Units. Mr. Darling disclaims beneficial ownership of Common Units held by DQ Holdings, L.L.C. except to the extent of his pecuniary interest therein.

(4)	Mr. Stengel shares voting and disposition power over 500 of these Common Units, which Common Units are owned by his wife. Mr. Stengel’s wife also has the right to receive distributions from, and the proceeds from the sale of, these Common Units.
     The principal business address and principal office address of the executive officers and directors listed above is 100 Crescent Court, Suite 1600, Dallas, Texas 75201.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended to add the following additional disclosure:
     On February 4, 2011, HLL entered into a Pledge and Security Agreement (the “P&SA #2”, attached hereto as Exhibit 10.2) with Sunoco Partners Marketing & Terminals L.P. (“Sunoco”) pursuant to which it pledged 1,000,000 Common Units owned by it to Sunoco to secure certain purchases of crude oil by another Holly affiliate from Sunoco. HLL will retain the voting and investing power over the Common Units, unless and until a Holly affiliate defaults on its obligations under certain crude oil contracts with Sunoco and Sunoco forecloses on the common units pursuant to the P&SA #2.
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Sub-Item (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:
     (c) Except as described below, none of the Reporting Persons, or to the Reporting Person’s knowledge, the Listed Persons has effected transactions in the Common Units since the most recent filing of the Schedule 13D.

		Number of
		Common	Price
Name	Date	Units	Per Unit	Nature of Transaction
Matthew P. Clifton	01/25/2011	7,802	$0.00
Surrendered the Common Units indicated to settle restricted units of Mr. Clifton that were forfeited due to expiration of the time period for achievement of the performance standard associated with the restricted units.

Matthew P. Clifton	01/26/2011	11,785	$0.00	Issued the Common Units indicated to settle performance restrictive units of Mr. Clifton that were not derivative securities under the Issuer’s Long-Term Incentive Plan.

		Number of
		Common	Price
Name	Date	Units	Per Unit	Nature of Transaction
David G. Blair	01/26/2011	4,273	$0.00	Issued the Common Units indicated to settle performance restrictive units of Mr. Blair that were not derivative securities under the Issuer’s Long-Term Incentive Plan.
David G. Blair	01/26/2011	1,131	$52.00	Surrendered the Common Units indicated to satisfy Mr. Blair’s tax liability incident to the issuance of the Common Units reported immediately above.
David L. Lamp	02/18/2011	300 (5)	$57.99	Sold the Common Units indicated in the open market.

(5)	Mr. Lamp owns a 20% interest in, and is a director of, BJM Corp., which sold the Common Units indicated; therefore, as an owner and director of BJM Corp., Mr. Lamp shared voting and disposition power over these Common Units. As an owner and director of BJM Corp., Mr. Lamp had the power to direct the receipt of distributions from and the proceeds from the sale of, these Common Units.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended to add the following additional disclosure:
     On February 4, 2011, HLL entered into a Pledge and Security Agreement (the “P&SA #2”, attached hereto as Exhibit 10.2) with Sunoco Partners Marketing & Terminals L.P. (“Sunoco”) pursuant to which it pledged 1,000,000 Common Units owned by it to Sunoco to secure certain purchases of crude oil by another Holly affiliate from Sunoco. HLL will retain the voting and investing power over the Common Units, unless and until a Holly affiliate defaults on its obligations under certain crude oil contracts with Sunoco and Sunoco forecloses on the common units pursuant to the P&SA #2.
Item 7. Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

Exhibit 10.2:	Pledge and Security Agreement, dated February 4, 2011, by and between Holly Logistics Limited LLC and Sunoco Partners Marketing & Terminals L.P.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2011	HOLLY CORPORATION
	By:	/s/ Bruce R. Shaw
		Name:	Bruce R. Shaw
		Title:	Senior Vice President and Chief Financial Officer

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2011	NAVAJO HOLDINGS, INC.
	By:	/s/ Bruce R. Shaw
		Name:	Bruce R. Shaw
		Title:	Senior Vice President and Chief Financial Officer

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2011	NAVAJO PIPELINE GP, L.L.C.
	By:	/s/ Bruce R. Shaw
		Name:	Bruce R. Shaw
		Title:	Senior Vice President and Chief Financial Officer

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2011	NAVAJO PIPELINE LP, L.L.C.
	By:	/s/ Bruce R. Shaw
		Name:	Bruce R. Shaw
		Title:	Senior Vice President and Chief Financial Officer

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2011	NAVAJO PIPELINE CO., L.P. By: Navajo Pipeline GP, L.L.C., Its general partner
	By:	/s/ Bruce R. Shaw
		Name:	Bruce R. Shaw
		Title:	Senior Vice President and Chief Financial Officer

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2011	HOLLY LOGISTIC SERVICES, L.L.C.
	By:	/s/ Bruce R. Shaw
		Name:	Bruce R. Shaw
		Title:	Senior Vice President and Chief Financial Officer

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2011	HOLLY LOGISTICS LIMITED LLC By: Holly Logistic Services, L.L.C., Its sole member
	By:	/s/ Bruce R. Shaw
		Name:	Bruce R. Shaw
		Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX
The Exhibit Index is amended to include the following exhibit:
Exhibit 10.2:	Pledge and Security Agreement, dated February 4, 2011, by and between Holly Logistics Limited LLC and Sunoco Partners Marketing & Terminals L.P. P.